

May 9, 2012

Via E-Mail
David Rosenberg
Chief Executive Officer
chatAND, Inc.
321 West 44th Street
New York, NY 10036

> **Re: chatAND, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 3, 2012**
> **File No. 333-176651**

Dear Mr. Rosenberg:

We have reviewed your amended filing and response letter dated May 3, 2012 and have the following comments. References to prior comments in this letter relate to comments in our letter dated April 27, 2012.

Prospectus Summary, page 2

1.   Please revise your prospectus summary to describe your agreement with Messrs. Lebor and Rosenberg concerning the potential loss of control of the subsidiary that holds your intellectual property. Please also revise here and the fourth risk factor on page 16 to both describe your performance goals that will trigger the loss of control of your intellectual property and disclose whether an enforceable waiver or extension has been obtained. Unless a waiver or extension has been obtained pre-effectively and filed as an exhibit, state that there is no assurance that such an arrangement will be entered into.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources and Going Concern, page 38

2.   We note your revisions made in response to prior comment 6 regarding your projected cash needs for the next 12 months. The projected cash needs discussion assumes revenues of $54,000 and $373,000 for the quarters beginning June 1, 2012 and September 1, 2012. Please remove these projections of revenues unless you have a reasonable basis to project the receipt of those revenues, such as executed sales agreements, and you disclose the factually supportable basis for the projections of revenues and discuss the assumptions, conditions and limitations that underlie the projections. Since it appears

you have not yet received significant revenues from your prospective products, you should focus your discussion on your cash needs for the next 12 months. To the extent you believe your plan of operation will result in a cash shortfall should revenues fail to materialize, please revise to disclose the expected shortfall and whether additional capital or financing may be necessary to implement your business plan.

Exhibit 5.1

3.   In paragraph 3 of the legal opinion, counsel opines that the Investor Shares to be "sold by the Selling Stockholders are duly authorized and legally issued, fully paid and non-assessable." Please file a revised legal opinion that is consistent with the facts relating to the shares underlying the debentures--specifically that those shares are not outstanding. It appears that the validity and non-assessability opinions regarding the shares of common stock underlying the debentures should be based on the assumption that the underlying shares will be issued in accordance with the terms of the Senior Convertible Debentures.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-mail
        Samuel M. Krieger, Esq.